CURALEAF HOLDINGS, INC.
REPORT OF VOTING RESULTS
TO:     British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Financial and Consumer Services Division (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities (Northwest Territories)
Office the Superintendent of Securities (Nunavut)

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted upon at the Annual General Meeting (the “Meeting”) of shareholders of Curaleaf Holdings, Inc. (the “Company”) held on June 14, 2024. Each of the matters set out below is described in greater detail in the Company’s Management Information Circular (the “Circular”) dated May 6, 2024.
1.Setting the Number of Directors
The number of directors was fixed at 10 directors. The results of the votes cast are set out below:

Votes For %	Votes Against %
99.760	0.240

2.Election of Directors
Each of the eight nominees listed in the Circular was elected as a director of the Company for the ensuing year or until their successor is elected or appointed. The results of the votes cast are set out below:

Nominee	Votes For %	Votes Withheld %
Boris Jordan	98.515	1.485
Joseph Lusardi	98.931	1.069
Dr. Jaswinder Grover	99.906	0.094
Karl Johansson	99.587	0.413
Peter Derby	99.253	0.747
Mitchell Kahn	98.736	1.264
Shasheen Shah	99.848	0.152
Michelle Bordner	98.873	1.127

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3.Appointment of Auditors
PKF O’Connor Davies, LLP was reappointed as the auditor of the Company until the next annual meeting of shareholders and the Board of Directors of the Company was authorized to fix the remuneration of the auditors. The results of the votes cast are set out below:

Votes For %	Votes Withheld %
99.931	0.069

DATED this 14th day of June, 2024

Per:	CURALEAF HOLDINGS, INC. (signed) “Peter Clateman”
Name: Peter Clateman Title: Chief Legal Officer

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